[redacted]

*AB 3/19

PI

UNIT

SECURITIES AND E

Washington, D.C. 20549

14048701

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fourth Street Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2245 Gilbert Avenue

(No. and Street)

Cincinnati	OH	45206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

c. Kenneth Nemenz 513-281-7900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.

(Name – *if individual, state last, first, middle name*)

One East Fourth Street, Suite 1200	Cincinnati,	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Minton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fourth Street Financial Group, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jerry Minton

Signature

President

Title

Theresa L Schmidt

Notary Public

NOTARIAL SEAL STATE OF OHIO

Theresa L. Schmidt
Notary Public, State of Ohio
My Commission Expires 06-18-2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fourth Street Financial Group, Inc.

Statement of Financial Condition

December 31, 2013

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

CLARK SCHAEFER HACKETT
CPAs & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders

Fourth Street Financial Group, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Fourth Street Financial Group, Inc. (an Ohio S-Corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fourth Street Financial Group, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 28, 2014

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | springfield | toledo

Public

Fourth Street Financial Group, Inc.
Statement of Financial Condition
December 31, 2013

Assets:		
Cash	$	26,780
Accounts receivable		18,680
Deposit		122
Stockholder receivable		320
Property, plant and equipment:		
Furniture & fixtures		44,765
Computer equipment		32,615
		77,380
Less accumulated depreciation		76,344
		1,036
	$	46,938
Liabilities and Stockholders' Equity:		
Liabilities-accounts payable and accrued expenses	$	3,876
Stockholders' equity:		
Common stock, no par value; 600 shares authorized, issued and outstanding		75,000
Retained earnings (deficit)		(31,938)
		43,062
	$	46,938

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of business
Fourth Street Financial Group, Inc. is an Ohio corporation operating as a securities broker and dealer in Cincinnati, Ohio. The Company provides, on occasion, management and other services to Alpha Investment Management, registered investment advisors, and Fourth Street Financial Agency, Inc., an insurance agency (See Note 4 for more details). The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear customer transactions.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. No allowance was deemed necessary by management at December 31, 2013.

Furniture, equipment and improvements
Furniture, equipment and improvements are stated at cost and are being depreciated over estimated useful lives of five to seven years using accelerated methods.

Income taxes
The Company, with the consent of its stockholders, has elected to be taxed as an S corporation. The stockholders are personally liable for their proportionate share of the Company's taxable income (loss). Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

Uncertain tax positions
The Company adopted the provisions for Accounting for Uncertainty in Income Taxes. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2010–2012. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 28, 2014, the date on which the financial statements were available to be issued.

2. LEASES:

The Company has a month-to-month sub-lease agreement with Alpha Investments, Inc., a company with a common officer and shareholder. The Company pays $1,000 per month to Alpha Investments, Inc. Rent payments to Alpha Investments, Inc. totaled $ 12,000 for the year ended December 31, 2013.

3. RETIREMENT PLAN:

The Company has a simplified employee pension-individual retirement account (SEP-IRA) plan covering substantially all employees. Contributions to the plan are discretionary and totaled $6,833 for the year ended December 31, 2013.

4. RELATED PARTY TRANSACTIONS:

The Company shares offices and employees with Fourth Street Financial Agency, Inc. and Alpha Investments, Inc., companies with common officers and stockholders. The Company recognized management fees totaling $152,659 from these companies for the year ended December 31, 2013.

The Company has a receivable of $320 with one of its stockholders. The receivable is accruing interest at the Applicable Federal Rate (.20% at December 31, 2013).

5. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2013, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $22,604 and .1715 to 1, respectively.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(ii) and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

SINCE 1938

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.